Exhibit 99.2

Byline Bancorp, Inc.™

BY
LISTED
NYSE

# 2Q25 Earnings Presentation



# Forward-Looking Statements

**Forward-Looking Statements**

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ''may'', ''might'', ''should'', ''could'', ''predict'', ''potential'', ''believe'', ''expect'', ''continue'', ''will'', ''anticipate'', ''seek'', ''estimate'', ''intend'', ''plan'', ''projection'', ''would'', ''annualized'', "target" and ''outlook'', or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline's future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

# Leading Chicago Commercial Banking Franchise

## Company Overview

A leading Chicago commercial bank with the size, scale and product offerings to compete and win in our markets to accelerate value creation for stockholders, customers, employees and communities

## Leading Chicago Footprint



Rockford
Davenport
Joliet
Peoria
ILLINOIS
Springfield
Round Lake Beach
McHenry
Woodstock
Crystal Lake
Mundelein
Wheeling
Carpentersville
Palatine
Elgin
Arlington Heights
Schaumburg
Niles
Bloomingdale
Geneva
Wheaton
Downers Grove
Naperville
Aurora
Bolingbrook
Yorkville
Joliet
Midewin National Tallgrass Prairie

**44**
Chicagoland Branch Locations

**#2**
Largest Bank Headquartered in Chicago[1]

## BY at a Glance ($mm)

Size

| $9.7 Billion | $7.4 Billion | $7.8 Billion |
|---|---|---|
| Total Assets | Total Loans & Leases | Total Deposits |

**$1.2 Billion**
Market Cap[1]

**$989 Million**
Tangible Common Equity[2]

Byline's Aspiration

### Preeminent Commercial Bank in Chicago

- Grow Relationships
- Strong Financial Returns
- Balance Sheet Strength
- Invest in the Business

## Growth Strategy

**Gain market share in commercial banking**
*Full relationship banking with a focus on capitalizing on lower middle market opportunities*

**Grow low-cost deposits**
*Expansion of low-cost business banking deposits and growth of a stable funding base*

**Supplement organic growth through acquisitions**
*Experienced acquiror in a community bank market that remains fragmented*

Note: Map excludes Byline Bank branch located in Wauwatosa, WI.
Source: S&P Global Market Intelligence and company filings. Data as of quarter ended June 30, 2025 or most recent available.
(1) BY market capitalization as of June 30, 2025. Second largest bank headquartered in Chicago based on total assets.
(2) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

# Second Quarter 2025 Highlights

| Net Income | | Diluted EPS | | PTPP ROAA | |
|---|---|---|---|---|---|
| $30.1 million | $33.8 million | $0.66 | $0.75 | 2.12% | 2.32% |
| Reported | Adjusted[(1)] | Reported | Adjusted[(1)] | Reported[(1)(2)] | Adjusted[(1)(2)] |

| Efficiency Ratio | | ROAA | | ROTCE | |
|---|---|---|---|---|---|
| 52.61% | 48.20% | 1.25% | 1.41% | 12.83% | 14.37% |
| Reported | Adjusted[(1)] | Reported[(2)] | Adjusted[(1)(2)] | Reported[(1)(2)] | Adjusted[(1)(2)] |

## First Security Bancorp Acquisition

- ✓ Closed transaction and completed core system conversion and integration during 2Q25
- ✓ Added ~$279 million in total deposits
  - ✓ Converted over 2,600 deposit accounts
- ✓ Added ~$153 million in total loans
- ✓ On track to deliver against targeted cost savings

## Strong Financial Performance

- Net Income of $30.1 million; EPS of $0.66; adjusted EPS[(1)] of $0.75
  - 2Q25 earnings impacted by $4.5 million of merger-related expenses
- Pre-Tax Pre-Provision income[(1)] of $50.9 million; Pre-Tax Pre-Provision ROAA[(1)] of 2.12%
- Revenue[(1)] of $110.5 million, up 7.2% LQ & 11.2% YoY
- Net interest margin (FTE)[(1)] of 4.19% | Loan and lease yields of 7.12% | Average cost of deposits of 2.27%
- Adj. efficiency ratio[(1)]: 48.20% | Adj. NIE/AA[(1)]: 2.28%, down 18 bps LQ & 6 bps YoY
- TCE/TA[(1)]: 10.39%, up 44 bps
- TBV per common share[(1)]: $21.56, up 3.1% LQ & 14.4% YoY

Data as of or for the quarter ended June 30, 2025, unless otherwise noted. Comparisons against March 31, 2025, unless otherwise noted.
(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.
(2) Annualized.

# Loan Portfolio Trends *($ in millions)*

## Total Loan Portfolio and Average Yield



$6,905
$6,899
$6,910
$7,047
$7,354
7.47%
7.48%
7.21%
7.09%
7.12%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Total Loans & Leases
Average Loan & Lease Yield

## Highlights

- Total loan portfolio was $7.4 billion at 2Q25, an increase of $306.7 million, or 17.5%[(1)] from 1Q25; up ~8.5%[(1)] excluding First Security acquisition
  - $152.9 million in acquired loans added from First Security acquisition
  - Originated $358.8 million in new loans, net of loan sales in 2Q25
    - Production driven by commercial banking and leasing originations of $136.7 million and $89.3 million, respectively
- Average loan yield of 7.12%, up 3 bps LQ

## Portfolio Composition



C&I 39%
Leasing 10%
Owner Occ. CRE 20%
Non-Owner Occ. CRE 14%
C&D 7%
Resi 10%

## Utilization Rates



66%
64%
62%
60%
58%
56%
54%
52%
50%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Line Usage %
Last 12 Months Average

## Originations and Payoffs



$300
$235
$212
$267
$297
$288
$310
$237
$359
$245
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Loan & Lease Originations
Loan & Lease Payoffs

(1) Annualized.

# Deposit Trends *($ in millions)*

## Deposit Composition



$7,347
$7,498
$7,459
$7,553
$7,810
5.8%
6.2%
5.8%
5.7%
5.9%
21.9%
21.9%
20.1%
17.6%
15.6%
38.5%
38.9%
40.3%
42.9%
44.8%
9.8%
9.9%
10.3%
11.1%
11.0%
24.0%
23.1%
23.5%
22.7%
22.7%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

## Highlights

- Total deposits were $7.8 billion at 2Q25, an increase of $257.2 million, or 13.7%(1) from 1Q25; up ~6.4%(1) excluding First Security and brokered deposits
  - $279.2 million in deposits from the First Security acquisition
  - Brokered deposits down $130.5 million
- Deposit mix shift drove lower funding costs
  - Cost of interest-bearing deposits decreased by 5 bps to 2.95%
  - Average cost of deposits decreased by 3 bps to 2.27%
- Commercial deposits accounted for 45.2% of total deposits and represent 81.6% of all non-interest-bearing deposits

## Loan to Deposit Ratio



93.98%
92.02%
92.64%
93.30%
94.15%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Loans / Deposit Ratio

## Average Non-Interest-Bearing Deposits



$1,817
$1,741
$1,777
$1,730
$1,803
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Non-Interest-Bearing Demand Deposits

## Cost of Interest-Bearing Deposits



3.51%
3.59%
3.26%
3.00%
2.95%
2.63%
2.76%
2.48%
2.30%
2.27%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Cost of Interest Bearing Deposits
Cost of Deposits

(1) Annualized.

# Net Interest Income and Net Interest Margin Trends *($ in millions)*

## Net Interest Income



$86.5
$87.5
$88.5
$88.2
$96.0
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025

## Highlights

- Net interest income was $96.0 million, up 8.8% from 1Q25
  - Increase in NII driven by higher loan and securities yields
  - Lower total borrowing and deposit costs
- Net interest margin of 4.18%, up 11 basis points from 1Q25

Interest Rate Sensitivity Over a One-Year Time Horizon

- Rates -100 bps: ~$11 million or ~2.9% decline in NII or ~$2.8 million per 25 bps
- Ramp -100 bps: ~$8 million or ~2.1% decline in NII or ~$2.0 million per 25 bps

## Repricing Mix



Other
4%
Prime
19%
Fixed
46%
SOFR
31%

## NIM, Yields and Costs



7.47%
7.48%
7.21%
7.09%
7.12%
3.98%
3.88%
4.01%
4.07%
4.18%
2.97%
3.02%
3.20%
3.05%
3.36%
2.63%
2.76%
2.48%
2.30%
2.27%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Average Loan & Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

## NIM Bridge



$88.2 Million NII
$96.0 Million NII
4.07%
0.07%
0.04%
0.00%
4.18%
Q1 2025 NIM
Earning Assets Yield
Interest-Bearing Liability Rate
Net Free Funds
Q2 2025 NIM

# Non-Interest Income Trends *($ in millions)*

## Total Non-Interest Income



$12.8
$14.4
$16.1
$14.9
$14.5
Q2 2024: 20%, 6%, 9%, 47%, 7%, 11%
Q3 2024: 18%, 7%, 8%, 41%, 8%, 18%
Q4 2024: 16%, 11%, 7%, 44%, 7%, 15%
Q1 2025: 18%, 13%, 7%, 34%, 7%, 21%
Q2 2025: 18%, 6%, 7%, 38%, 7%, 24%
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
Other

## Highlights

- Non-interest income was $14.5 million, down 2.6% from 1Q25
  - Non-interest income remained stable QoQ, excluding FV marks on loan servicing asset and equity securities
  - Higher gain on sale and swap income offset other fee income decline

**Government Guaranteed Loan Sales**

- $73.0 million of guaranteed loans sold in 2Q25

## Net Gains on Sales of Loans



$6.0
$5.9
$7.1
$4.9
$5.4
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025

## Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$73.0
$79.5
$88.9
$70.2
$73.9
10.11%
9.74%
9.96%
9.99%
9.75%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
10 year loans
25 year loans
USDA
Other
Average Net Premiums

# Non-Interest Expense Trends *($ in millions)*

## Non-Interest Expense



$53.2
$54.3
$57.4
$56.4
$59.6
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other
Loan and lease related
Intangible assets amortization
All other

## Highlights

- Non-interest expense of $59.6 million, up 5.6% from 1Q25, primarily due to merger-related expenses:
  - Salaries and employee benefits
  - Legal, audit and other professional fees
  - Conversion
- Excluding significant items of $4.9 million, adjusted non-interest expense(2) stood at $54.7 million; adjusted efficiency ratio(2): 48.20%
  - Adjusted NIE/AA(2): 2.28%, down 18 bps LQ & 6 bps YoY

## Non-Interest Expense Bridge



$56.4
($2.0)
($0.2)
$0.4
$0.8
$4.2
$59.6
Q1 2025
Salaries & employee benefits (1)
All other non-interest expense (1)
Other intangible asset amortization
Legal, audit, and other professional fees (1)
Significant items
Q2 2025

## Efficiency Ratio



52.19%
52.02%
53.58%
53.66%
52.61%
52.19%
51.62%
53.37%
53.04%
48.20%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Adjusted Efficiency Ratio (2)
Efficiency Ratio

(1) Net of significant items.
(2) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

# Asset Quality Trends *($ in millions)*

## Net Charge-offs



$9.5
$8.5
$7.8
$6.6
$7.7
0.56%
0.49%
0.45%
0.39%
0.43%
$9.5
$6.0
$7.9
$6.6
$4.9
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Net Charge-offs ex. PCD
PCD Net Charge-offs
Net Charge-offs (annualized %)

## Allowance for Credit Losses (ACL)



$99.7
$98.4
$98.0
$100.4
$107.7
1.45%
1.44%
1.42%
1.43%
1.47%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
ACL
ACL as % of Total Loans & Leases

## NPLs / Total Loans & Leases



0.93%
1.02%
0.90%
0.76%
0.92%
0.10%
0.16%
0.14%
0.13%
0.12%
0.22%
0.17%
0.12%
0.11%
0.07%
0.61%
0.69%
0.64%
0.52%
0.73%
Excluding Government Guaranteed loans, NPLs were 80 bps
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
NPLs ex. Government Guaranteed & PCD
PCD % of Total Loans & Leases
Government Guaranteed NPLs

## Criticized & Classified Loans and Leases



3.7%
3.8%
3.6%
3.7%
4.5%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Criticized & Classified Loans & Leases as a % of Total Loans & Leases

Note: Criticized & classified loans and leases risk rated special mention or worse.

# Strong Capital Position

## Capital Ratios



13.86%
8.82%
14.41%
9.72%
14.74%
9.61%
14.86%
9.95%
14.87%
10.39%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Total Capital Ratio
TCE / TA (1)

## Strong Capital Base

- Capital Priorities:

  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback

- TCE/TA[1] operating target range is between 8% and 9%: currently at 10.39%
- Increased capital ratios with CET1 at 11.85%, up 101 bps YoY
- $1.2 billion total stockholders' equity, up 5.4%
- Repurchased 543,599 common shares during 2Q25

## Common Equity Tier 1



10.84%
11.35%
11.70%
11.78%
11.85%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025

## Return on Average Tangible Common Equity



15.27%
15.27%
14.67%
14.49%
14.02%
13.92%
13.14%
12.92%
14.37%
12.83%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Reported
Adjusted (1)

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

# 2025 Strategic Priorities

*Strengthening our position as the preeminent commercial bank in Chicago*

## Stay Ahead of Regulatory Expectations

- Completed the First Security acquisition and integration
- Prepare for crossing the $10 billion threshold

## Maintain Balance Sheet Strength

- Fortress level Capital Ratios
- Strong liquidity profile

## Deposits, Deposits, Deposits

- Grow low-cost, core deposits
- Dynamically operate through the interest rate environment

## Top Quartile Profitability

- Maintain top quartile profitability(1)
- Drive higher net interest income, while managing margin / asset sensitivity

## Actively Manage Risk

- Monitor portfolio to identify and resolve problems quickly
- Maintain disciplined focus on credit through the cycle (moderate-to-low risk profile)

## Capitalize on Market Opportunities

- Industry consolidation is impacting community banks
- Continue to attract and develop talent

(1) Source: S&P Global Market Intelligence | Byline 2024 Proxy Peer Group.

# 2Q25 Earnings Presentation Appendix

BY
LISTED
NYSE

# Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

**~67% of Total Deposits are FDIC Insured**



Consumer Deposits, $3.7 billion
Commercial Deposits, $4.1 billion
Insured 91%
Uninsured 9%
Uninsured 54%
Insured 46%
Total Deposits
$7.8 Billion
as of 6/30/25

…with **limited concentration** and granular customer base providing a **stable** source of funding

## Consumer Deposits[1]

**$3.7 billion at 6/30/25**

**Customer Base**

**~122,000**

**Consumer Accounts**

**Granular Deposit Base**

**~$30,000**

**Average Account Balance**



**Total Franchise**

**45**

**Branches**

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

## Commercial Deposits

**$4.1 billion at 6/30/25**

**Customer Base**

**~28,000**

**Commercial Accounts**

**Granular Deposit Base**

**~$147,000**

**Average Account Balance**

(1) Excludes brokered deposits.

# Strong Liquidity and Securities Portfolio *($ in millions)*

## Liquidity Position

- Cash and cash equivalents of $218.3 million, down by $202.3 million, or 48.2% from 1Q25 primarily due to lower liquidity needs
- $1.6 billion AFS investment portfolio
- $2.2 billion of available borrowing capacity
- Uninsured deposits stood at 32.9%

## Highlights

- Securities portfolio duration: 4.6 years; net of hedges: ~4.3 years
- Securities portfolio annual cash flow: ~$207 million
- Taxable securities yield of 3.36%, up 31 basis points from 1Q25
- Reduced reliance on non-customer funding
  - FHLB borrowings down $170.0 million
  - Brokered deposits down $130.5 million

## Securities + Cash (Average)



$1,779
$306
$1,473
$1,978
$469
$1,509
$1,802
$272
$1,529
$1,695
$134
$1,561
$1,833
$182
$1,650
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Taxable Securities
Cash and cash equivalents

## AFS Portfolio by Type



Muni 6%
Treasury & Agency 12%
Asset-backed 1%
Corporate 2%
Non-agency MBS, CMBS 9%
Agency MBS, CMBS 70%

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

# Unguaranteed Government-Guaranteed Exposure Represents 5.8% of Total Loans *($ in millions)*

## On Balance Sheet SBA 7(a) & USDA Loans

| *($ in millions)* | $ Balance | % of Portfolio |
|---|---|---|
| Unguaranteed | $390.3 | 5.3% |
| Guaranteed | 84.7 | 1.2% |
| **Total SBA 7(a) Loans** | **$475.0** | **6.5%** |
| | | |
| Unguaranteed | $34.8 | 0.5% |
| Guaranteed | 20.3 | 0.3% |
| **Total USDA Loans** | **$55.1** | **0.8%** |

## Highlights

- Closed $122.2 million in SBC loan commitments in 2Q25
- SBA 7(a) portfolio $475.0 million, up $0.6 million from 1Q25
  - ACL/Unguaranteed loan balance ~8.6%
- $1.7 billion in serviced government guaranteed loans for investors in 2Q25
- Since 2016, the unguaranteed government-guaranteed exposure has decreased from 14.6% down to 5.8% in 2Q25

## ACL/Unguaranteed Loan Balance



8.1%
9.0%
8.1%
8.2%
8.6%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025

## SBA 7(a) & USDA Closed Loan Commitments



$82.3
$111.4
$121.7
$118.3
$105.8
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
USDA
SBA 7(a)

# Projected Acquisition Accounting Accretion

**Projected Accretion(1)** *($ in millions)*



$1.8
$1.7
$1.6
$1.4
Q3 2025 E
Q4 2025 E
Q1 2026 E
Q2 2026 E
Non-PCD
PCD

(1) Projections are updated quarterly, assumes no prepayments and are subject to change.

# Financial Summary

| (dollars in thousands, except per share data) | June 30, 2025 | March 31, 2025 | December 31, 2024 | September 30, 2024 | June 30, 2024 |
|---|---|---|---|---|---|
| | As of or For the Three Months Ended | | | | |
| **Income Statement** | | | | | |
| Net interest income | $ 95,970 | $ 88,216 | $ 88,524 | $ 87,455 | $ 86,526 |
| Provision for credit losses | 11,923 | 9,179 | 6,878 | 7,475 | 6,045 |
| Non-interest income | 14,483 | 14,864 | 16,149 | 14,385 | 12,844 |
| Non-interest expense | 59,602 | 56,429 | 57,431 | 54,327 | 53,210 |
| Income before provision for income taxes | 38,928 | 37,472 | 40,364 | 40,038 | 40,115 |
| Provision for income taxes | 8,846 | 9,224 | 10,044 | 9,710 | 10,444 |
| Net income | $ 30,082 | $ 28,248 | $ 30,320 | $ 30,328 | $ 29,671 |
| Diluted earnings per common share[(1)] | $ 0.66 | $ 0.64 | $ 0.68 | $ 0.69 | $ 0.68 |
| **Balance Sheet** | | | | | |
| Total loans and leases HFI | $ 7,328,055 | $ 7,025,837 | $ 6,906,822 | $ 6,879,446 | $ 6,891,204 |
| Total deposits | 7,810,479 | 7,553,308 | 7,458,628 | 7,497,887 | 7,347,181 |
| Tangible common equity[(1)] | 988,908 | 934,098 | 893,399 | 896,869 | 832,226 |
| **Balance Sheet Metrics** | | | | | |
| Loans and leases / total deposits | 94.15% | 93.30% | 92.64% | 92.02% | 93.98% |
| Tangible common equity / tangible assets[(1)] | 10.39% | 9.95% | 9.61% | 9.72% | 8.82% |
| **Key Performance Ratios** | | | | | |
| Net interest margin | 4.18% | 4.07% | 4.01% | 3.88% | 3.98% |
| Efficiency ratio | 52.61% | 53.66% | 53.58% | 52.02% | 52.19% |
| Adjusted efficiency ratio[(1)] | 48.20% | 53.04% | 53.37% | 51.62% | 52.19% |
| Non-interest income to total revenues[(1)] | 13.11% | 14.42% | 15.43% | 14.13% | 12.93% |
| Non-interest expense to average assets | 2.48% | 2.49% | 2.48% | 2.31% | 2.34% |
| Return on average assets | 1.25% | 1.25% | 1.31% | 1.29% | 1.31% |
| Adjusted return on average assets[(1)] | 1.41% | 1.27% | 1.32% | 1.30% | 1.31% |
| Pre-tax pre-provision return on average assets[(1)] | 2.12% | 2.06% | 2.04% | 2.02% | 2.03% |
| Dividend payout ratio on common stock | 15.15% | 15.63% | 13.04% | 13.04% | 13.24% |
| Tangible book value per common share[(1)] | $ 21.56 | $ 20.91 | $ 20.09 | $ 20.21 | $ 18.84 |

(1) Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

# Non-GAAP Reconciliation

| | As of or For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| (dollars in thousands, except per share data) | June 30, 2025 | March 31, 2025 | December 31, 2024 | September 30, 2024 | June 30, 2024 |
| **Net income and earnings per share excluding significant items** | | | | | |
| **Reported Net Income** | $ 30,082 | $ 28,248 | $ 30,320 | $ 30,328 | $ 29,671 |
| Significant items: | | | | | |
| Merger-related expenses | 4,450 | 637 | 218 | 411 | — |
| Secondary public offering of common stock expenses | 413 | — | — | — | — |
| Tax benefit | (1,117) | (134) | (1) | (32) | — |
| **Adjusted Net Income** | $ 33,828 | $ 28,751 | $ 30,537 | $ 30,707 | $ 29,671 |
| | | | | | |
| **Reported Diluted Earnings per Share** | $ 0.66 | $ 0.64 | $ 0.68 | $ 0.69 | $ 0.68 |
| Significant items: | | | | | |
| Merger-related expenses | 0.10 | 0.01 | — | 0.01 | — |
| Secondary public offering of common stock expenses | 0.01 | — | — | — | — |
| Tax benefit | (0.02) | — | — | — | — |
| **Adjusted Diluted Earnings per Share** | $ 0.75 | $ 0.65 | $ 0.68 | $ 0.70 | $ 0.68 |

# Non-GAAP Reconciliation *(continued)*

| (dollars in thousands) | As of or For the Three Months Ended June 30, 2025 | March 31, 2025 | December 31, 2024 | September 30, 2024 | June 30, 2024 |
|---|---|---|---|---|---|
| **Adjusted non-interest expense:** | | | | | |
| Non-interest expense | $ 59,602 | $ 56,429 | $ 57,431 | $ 54,327 | $ 53,210 |
| Less: Merger-related expenses | 4,450 | 637 | 218 | 411 | — |
| Less: Secondary public offering of common stock expenses | 413 | — | — | — | — |
| Adjusted non-interest expense | $ 54,739 | $ 55,792 | $ 57,213 | $ 53,916 | $ 53,210 |
| **Adjusted non-interest expense ex. amortization of intangible assets:** | | | | | |
| Adjusted non-interest expense | $ 54,739 | $ 55,792 | $ 57,213 | $ 53,916 | $ 53,210 |
| Less: Amortization of intangible assets | 1,499 | 1,118 | 1,345 | 1,345 | 1,345 |
| Adjusted non-interest expense ex. amortization of intangible assets | $ 53,240 | $ 54,674 | $ 55,868 | $ 52,571 | $ 51,865 |
| **Pre-tax pre-provision net income:** | | | | | |
| Pre-tax income | $ 38,928 | $ 37,472 | $ 40,364 | $ 40,038 | $ 40,115 |
| Add: Provision for loan and lease losses | 11,923 | 9,179 | 6,878 | 7,475 | 6,045 |
| Pre-tax pre-provision net income | $ 50,851 | $ 46,651 | $ 47,242 | $ 47,513 | $ 46,160 |
| **Adjusted pre-tax pre-provision net income:** | | | | | |
| Pre-tax pre-provision net income | $ 50,851 | $ 46,651 | $ 47,242 | $ 47,513 | $ 46,160 |
| Add: Merger-related expenses | 4,450 | 637 | 218 | 411 | — |
| Add: Secondary public offering of common stock expenses | 413 | — | — | — | — |
| Adjusted pre-tax pre-provision net income | $ 55,714 | $ 47,288 | $ 47,460 | $ 47,924 | $ 46,160 |
| **Tax equivalent net interest income:** | | | | | |
| Net interest income | $ 95,970 | $ 88,216 | $ 88,524 | $ 87,455 | $ 86,526 |
| Add: Tax-equivalent adjustment | 231 | 228 | 230 | 229 | 229 |
| Net interest income, fully taxable equivalent | $ 96,201 | $ 88,444 | $ 88,754 | $ 87,684 | $ 86,755 |
| **Total revenues:** | | | | | |
| Net interest income | $ 95,970 | $ 88,216 | $ 88,524 | $ 87,455 | $ 86,526 |
| Add: Non-interest income | 14,483 | 14,864 | 16,149 | 14,385 | 12,844 |
| Total revenues | $ 110,453 | $ 103,080 | $ 104,673 | $ 101,840 | $ 99,370 |

# Non-GAAP Reconciliation *(continued)*

| (dollars in thousands) | June 30, 2025 | March 31, 2025 | December 31, 2024 | September 30, 2024 | June 30, 2024 |
|---|---|---|---|---|---|
| | As of or For the Three Months Ended | | | | |
| **Tangible common stockholders' equity:** | | | | | |
| Total stockholders' equity | $ 1,192,416 | $ 1,131,078 | $ 1,091,497 | $ 1,096,312 | $ 1,033,014 |
| Less: Goodwill and other intangibles | 203,508 | 196,980 | 198,098 | 199,443 | 200,788 |
| Tangible common stockholders' equity | $ 988,908 | $ 934,098 | $ 893,399 | $ 896,869 | $ 832,226 |
| **Tangible assets:** | | | | | |
| Total assets | $ 9,720,218 | $ 9,584,732 | $ 9,496,529 | $ 9,424,316 | $ 9,633,815 |
| Less: Goodwill and other intangibles | 203,508 | 196,980 | 198,098 | 199,443 | 200,788 |
| Tangible assets | $ 9,516,710 | $ 9,387,752 | $ 9,298,431 | $ 9,224,873 | $ 9,433,027 |
| **Average tangible common stockholders' equity:** | | | | | |
| Average total stockholders' equity | $ 1,178,554 | $ 1,110,168 | $ 1,094,025 | $ 1,059,628 | $ 1,008,802 |
| Less: Average goodwill and other intangibles | 203,767 | 197,514 | 198,697 | 200,091 | 201,428 |
| Average tangible common stockholders' equity | $ 974,787 | $ 912,654 | $ 895,328 | $ 859,537 | $ 807,374 |
| **Average tangible assets:** | | | | | |
| Average total assets | $ 9,633,817 | $ 9,186,765 | $ 9,201,635 | $ 9,373,849 | $ 9,140,736 |
| Less: Average goodwill and other intangibles | 203,767 | 197,514 | 198,697 | 200,091 | 201,428 |
| Average tangible assets | $ 9,430,050 | $ 8,989,251 | $ 9,002,938 | $ 9,173,758 | $ 8,939,308 |
| **Tangible net income available to common stockholders:** | | | | | |
| Net income available to common stockholders | $ 30,082 | $ 28,248 | $ 30,320 | $ 30,328 | $ 29,671 |
| Add: After-tax intangible asset amortization | 1,107 | 826 | 1,015 | 986 | 987 |
| Tangible net income available to common stockholders | $ 31,189 | $ 29,074 | $ 31,335 | $ 31,314 | $ 30,658 |
| **Adjusted tangible net income available to common stockholders:** | | | | | |
| Tangible net income available to common stockholders | $ 31,189 | $ 29,074 | $ 31,335 | $ 31,314 | $ 30,658 |
| Add: Merger-related expenses | 4,450 | 637 | 218 | 411 | — |
| Add: Secondary public offering of common stock expenses | 413 | — | — | — | — |
| Add: Tax benefit on significant items | (1,117) | (134) | (1) | (32) | — |
| Adjusted tangible net income available to common stockholders | $ 34,935 | $ 29,577 | $ 31,552 | $ 31,693 | $ 30,658 |

# Non-GAAP Reconciliation *(continued)*

| (dollars in thousands, except share and per share data, ratios annualized, where applicable) | As of or For the Three Months Ended June 30, 2025 | March 31, 2025 | December 31, 2024 | September 30, 2024 | June 30, 2024 |
|---|---|---|---|---|---|
| **Pre-tax pre-provision return on average assets:** | | | | | |
| Pre-tax pre-provision net income | $ 50,851 | $ 46,651 | $ 47,242 | $ 47,513 | $ 46,160 |
| Average total assets | 9,633,817 | 9,186,765 | 9,201,635 | 9,373,849 | 9,140,736 |
| Pre-tax pre-provision return on average assets | 2.12% | 2.06% | 2.04% | 2.02% | 2.03% |
| **Adjusted pre-tax pre-provision return on average assets:** | | | | | |
| Adjusted pre-tax pre-provision net income | $ 55,714 | $ 47,288 | $ 47,460 | $ 47,924 | $ 46,160 |
| Average total assets | 9,633,817 | 9,186,765 | 9,201,635 | 9,373,849 | 9,140,736 |
| Adjusted pre-tax pre-provision return on average assets | 2.32% | 2.09% | 2.05% | 2.03% | 2.03% |
| **Net interest margin, fully taxable equivalent:** | | | | | |
| Net interest income, fully taxable equivalent | $ 96,201 | $ 88,444 | $ 88,754 | $ 87,684 | $ 86,755 |
| Total average interest-earning assets | 9,208,156 | 8,785,619 | 8,785,176 | 8,961,651 | 8,743,462 |
| Net interest margin, fully taxable equivalent | 4.19% | 4.08% | 4.02% | 3.89% | 3.99% |
| **Non-interest income to total revenues:** | | | | | |
| Non-interest income | $ 14,483 | $ 14,864 | $ 16,149 | $ 14,385 | $ 12,844 |
| Total revenues | 110,453 | 103,080 | 104,673 | 101,840 | 99,370 |
| Non-interest income to total revenues | 13.11% | 14.42% | 15.43% | 14.13% | 12.93% |
| **Adjusted non-interest expense to average assets:** | | | | | |
| Adjusted non-interest expense | $ 54,739 | $ 55,792 | $ 57,213 | $ 53,916 | $ 53,210 |
| Average total assets | 9,633,817 | 9,186,765 | 9,201,635 | 9,373,849 | 9,140,736 |
| Adjusted non-interest expense to average assets | 2.28% | 2.46% | 2.47% | 2.29% | 2.34% |
| **Adjusted efficiency ratio:** | | | | | |
| Adjusted non-interest expense excluding amortization of intangible assets | $ 53,240 | $ 54,674 | $ 55,868 | $ 52,571 | $ 51,865 |
| Total revenues | 110,453 | 103,080 | 104,673 | 101,840 | 99,370 |
| Adjusted efficiency ratio | 48.20% | 53.04% | 53.37% | 51.62% | 52.19% |
| **Adjusted return on average assets:** | | | | | |
| Adjusted net income | $ 33,828 | $ 28,751 | $ 30,537 | $ 30,707 | $ 29,671 |
| Average total assets | 9,633,817 | 9,186,765 | 9,201,635 | 9,373,849 | 9,140,736 |
| Adjusted return on average assets | 1.41% | 1.27% | 1.32% | 1.30% | 1.31% |
| **Adjusted return on average stockholders' equity:** | | | | | |
| Adjusted net income | $ 33,828 | $ 28,751 | $ 30,537 | $ 30,707 | $ 29,671 |
| Average stockholders' equity | 1,178,554 | 1,110,168 | 1,094,025 | 1,059,628 | 1,008,802 |
| Adjusted return on average stockholders' equity | 11.51% | 10.50% | 11.10% | 11.51% | 11.83% |

# Non-GAAP Reconciliation *(continued)*

| | As of or For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | June 30, 2025 | March 31, 2025 | December 31, 2024 | September 30, 2024 | June 30, 2024 |
| **Tangible common equity to tangible assets:** | | | | | |
| Tangible common equity | $ 988,908 | $ 934,098 | $ 893,399 | $ 896,869 | $ 832,226 |
| Tangible assets | 9,516,710 | 9,387,752 | 9,298,431 | 9,224,873 | 9,433,027 |
| Tangible common equity to tangible assets | 10.39% | 9.95% | 9.61% | 9.72% | 8.82% |
| **Return on average tangible common stockholders' equity:** | | | | | |
| Tangible net income available to common stockholders | $ 31,189 | $ 29,074 | $ 31,335 | $ 31,314 | $ 30,658 |
| Average tangible common stockholders' equity | 974,787 | 912,654 | 895,328 | 859,537 | 807,374 |
| Return on average tangible common stockholders' equity | 12.83% | 12.92% | 13.92% | 14.49% | 15.27% |
| **Adjusted return on average tangible common stockholders' equity:** | | | | | |
| Adjusted tangible net income available to common stockholders | $ 34,935 | $ 29,577 | $ 31,552 | $ 31,693 | $ 30,658 |
| Average tangible common stockholders' equity | 974,787 | 912,654 | 895,328 | 859,537 | 807,374 |
| Adjusted return on average tangible common stockholders' equity | 14.37% | 13.14% | 14.02% | 14.67% | 15.27% |
| **Tangible book value per share:** | | | | | |
| Tangible common equity | $ 988,908 | $ 934,098 | $ 893,399 | $ 896,869 | $ 832,226 |
| Common shares outstanding | 45,866,649 | 44,675,553 | 44,459,584 | 44,384,706 | 44,180,829 |
| Tangible book value per share | $ 21.56 | $ 20.91 | $ 20.09 | $ 20.21 | $ 18.84 |


Byline Bancorp, Inc.™